Exhibit 12
KEMPER CORPORATION AND SUBSIDIARIES
COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Income from Continuing Operations before Income Taxes	$160.2	$314.4	$122.4	$68.3	$226.3
Less Equity in Earnings of Equity Method Limited Liability Investments	(9.0)	(26.4)	(9.3)	(9.6)	(48.8)
Plus Distribution of Accumulated Earnings in Equity Method Limited Liability Investments	21.7	15.4	15.4	—	—
Plus Fixed Charges	52.9	44.3	45.1	45.1	39.7
Less Capitalized Interest	(1.0)	(0.9)	(1.8)	(2.6)	(1.8)
Total Earnings	$224.8	$346.8	$171.8	$101.2	$215.4
Interest	$50.3	$41.7	$41.4	$40.6	$36.0
Rental Factor	1.6	1.7	1.9	1.9	1.9
Capitalized Interest	1.0	0.9	1.8	2.6	1.8
Total Fixed Charges	$52.9	$44.3	$45.1	$45.1	$39.7
Ratio of Earnings to Fixed Charges (a)	4.2 x	7.8 x	3.8 x	2.2 x	5.4 x

(a)
The ratios of earnings to fixed charges have been computed on a consolidated basis by dividing (a) Income from Continuing Operations before Income Taxes less Equity in Earnings of Equity Method Limited Liability Investments, plus Distribution of Accumulated Earnings of Equity Method Limited Liability Investments, plus fixed charges, and less capitalized interest, by (b) fixed charges. Fixed charges consist of interest on debt and a factor for interest included in rent expense. Income from Continuing Operations before Income Taxes has the meaning as set forth in the Consolidated Statements of Income included in our Annual Report on Form 10-K for the year ended December 31, 2014. Equity in Earnings of Equity Method Limited Liability Investments and Distribution of Accumulated Earnings of Equity Method Limited Liability Investments have the meanings as set forth in the Consolidated Statements of Cash Flows included in our Annual Report on Form 10-K for the year ended December 31, 2014.